Reply to the Attention of	Michael H. Taylor
Direct Line	604.691.7410
Direct Fax	604.893.2669
Email Address	michael.taylor@mcmillan.ca
Our File No.	57308V-0001
Date	January 15, 2014

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Mr. Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions

Dear Sirs/Mesdames:

Re:	Animas Resources Ltd.
Schedule 14D-1F filed December 23, 2013,
by Marlin Gold Mining Ltd.
SEC File No. 005-87771

            We are counsel for and write on behalf of Marlin Gold Mining Ltd. (the “Company”) in response to the Staff’s letter of January 9, 2014 (the “Comment Letter”) signed by Mr. Daniel Duchovny on behalf of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s takeover bid (the “Animas Takeover Bid”) for all of the issued and outstanding common shares of Animas Resources Ltd. (“Animas”). The Animas Takeover Bid is the subject of the Company’s takeover bid circular dated December 23, 2013 (the “Takeover Bid Circular”) prepared and filed by the Company under Canadian securities laws, as incorporated into the Company’s Schedule 14D-1F filed by the Company with the Commission on December 23, 2013 (the “Schedule 14D-1F”).

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

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January 15, 2014 Page 2

Commission Comment:

Schedule 14D-1F

I.          Eligibility Requirements

1.	Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Animas Resources. See Instruction 3 to I.A. of Schedule 14D-1F.

Company Response:

            We confirm, on behalf of the Company, that the Company considered Instruction 3 to Schedule 14D-1F and Note 1 to Rule 14d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in determining that it was eligible to file a Schedule 14D-1F in respect of its takeover bid for the common shares of Animas. The Company’s basis for concluding that it was entitled to rely on Rule 14d-1(b) and file the Schedule 14D-1F is summarized below:

             (a)        the common shares of Animas are not traded on any national securities exchange in the United States or on NASDAQ. The common shares of Animas are principally traded in Canada on the TSX Venture Exchange. Accordingly, the aggregate trading volume of the common shares of Animas on securities exchanges in Canada (and on the Canadian Dealing Network) exceeded the aggregate trading volume of the common shares on any national securities exchange in the United States or on NASDAQ during the twelve month period prior to commencement of the Animas Takeover Bid;

            (b)        neither the most recent annual information form of Animas filed with Canadian securities regulators nor its annual report on Form 20-F for the year ended December 31, 2012 indicated that U.S. holders hold 40% or more of the common shares of Animas. Specifically, Item 7 of the Form 20-F indicted that U.S. shareholders hold approximately 4.0% of the common shares of Animas; and

            (c)        the Company does not have actual knowledge that the level of U.S. ownership equals or exceeds 40% of the common shares of Animas.

            In connection with the Company’s actual knowledge of the level of U.S. ownership, the Company advises that it obtained and reviewed the following prior to filing the Schedule 14D-1F: (i) the current list of registered shareholders of Animas showing the geographical breakdown of the registered shareholders of Animas, and (ii) a U.S. geographic analysis report from Broadridge providing a breakdown of U.S. beneficial ownership of the common shares of Animas. The registered and beneficial ownership information obtained and reviewed by the Company indicated that U.S. shareholders hold less than 40% of the common shares of Animas. The Company further advises that it did not have any information that would contradict the information provided by the registered and beneficial ownership reports that U.S. shareholders hold less than 40% of the common shares of Animas.

January 15, 2014 Page 3

Commission Comment:

III.        Compliance with the Exchange Act

2.

Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Company Response:

            We confirm, on behalf of the Company, that the Company has not received or applied for any waivers or exemptions from the laws, regulations or policies under applicable Canadian securities laws which govern the conduct of the Animas Takeover Bid that would preclude the Company from completing the Animas Takeover Bid under Rule 14d-1(b) of the Exchange Act.

Commission Comment:

Offer to Purchase for Cash

Conditions of the Offer, Page

3.

A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Condition (1) on page 15 refers to events that “might make it inadvisable for the Offeror to proceed with the Offer...”. The condition lacks specificity to allow for objective verification that it has been satisfied. Also, the determination of whether or not condition (o) has been triggered remains in the bidder’s “sole discretion”. As a result, the bidder has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the referenced conditions to include an objective standard against which the bidder’s discretion may be judged. See Section 14(e) of the Exchange Act and General Instruction III.A. of Schedule 14D-1F.

Company Response:

            In response to Staff’s comment, the Company respectfully submits that the Animas Takeover Bid is in no way an illusory offer and is further not an offer that should be considered a potential contravention of Section 14(e) of the Exchange Act.

            The Company acknowledges that the Animas Takeover Bid is not exempt from the application of Section 14(e) of the Exchange Act even though the Animas Takeover Bid is being completed under the Multi-Jurisdictional Disclosure System (“MJDS”) in reliance of Rule 14d-1(b) of the Exchange Act. However, the Company believes that the Company’s offer, as set out in the Takeover Bid Circular is neither arbitrary or misleading for the following reasons:

January 15, 2014 Page 4

(a)

First, the provisions of the conditions to the Animas Takeover Bid noted by Staff should be viewed in the context of the Animas Takeover Bid as described in the Takeover Bid Circular. The Takeover Bid Circular describes in detail the Company’s offer to the shareholders of Animas and, as required under Canadian securities laws, goes into extensive detail as to the Company’s offer and the background for the offer. The Takeover Bid Circular discloses that the Takeover Bid follows an unsuccessful proposal by the Company to enter into a transaction with Animas for the purchase by the Company from Animas of the Santa Gertrudis Gold Project. Animas did not accept the Company’s proposal, with the result that the board of the Company determined to present its proposal directly to the shareholders of Animas by way of commencement of the Animas Takeover Bid. Accordingly, the Company submits that the Animas Takeover Bid has been launched for legitimate commercial reasons and that the provisions of the Takeover Bid Circular noted by Staff should be viewed in this context.

(b)

With respect to the condition (l) as set forth in Item 4 “Conditions to the Offer” of the Takeover Bid Circular, the Company advises that it considers that it is a reasonable and necessary condition of the offer that the Company have discretion not to complete in the event that Animas or any of its subsidiaries or any third party take any action, propose to take any action or fail to take any action where the Company concludes that it would be inadvisable for the Company to proceed with the offer. The Company’s rationale is that actions by Animas or a third party completely beyond the Company’s control could result in a material change in the business, assets, properties, financial condition, operations or prospects of Animas in a manner that would mean the Company would not be able to obtain the benefit of the transaction that it had contemplated under the Animas Takeover Bid. This condition expressly contemplates that any determination as to whether it would be inadvisable for the Company to proceed would be made by the Company in its own judgement due to the practical reasons that (i) the Company cannot anticipate in advance what such actions would be, (ii) the Company cannot anticipate in advance what the implications to the Company of any such actions would be, and (iii) the Company cannot make a pre-determination as to whether such actions would be adverse to the Company. Accordingly, the condition is drafted with discretion to the Company to protect its legitimate interest that it be able to acquire Animas and its business, assets, properties and operations as currently structured (and as disclosed in its regulatory filings) in order that it can achieve the acquisition contemplated by the Takeover Bid. The Company further submits that it believes the condition is reasonable as (i) it does not have any agreement with Animas or any third party through which it can control any actions that Animas may take during the period of the Animas Takeover Bid, (ii) if it did not have this discretion, it could be forced to complete an acquisition in circumstances where the business, assets, property, operations or prospects of Animas had changed materially and adversely with the result that it would not able to obtain the benefit of the bargain that it intended through the making of the Animas Takeover Bid, and (iii) any determination of the Company to exercise this discretion must be made with regard to the fiduciary obligations of the Company’s board of directors to make this determination with reference to the best interests of the Company.

(c)

With respect to condition (o) as set forth in Item 4 “Conditions to the Offer” of the Takeover Bid Circular, the Company advises that the “sole discretion” referred to in this condition should be viewed in the context of the Company becoming aware of an untrue statement of a material fact, or an omission to state a material fact, by Animas that results in the Animas Public Disclosure Record not being true and correct. As noted above, the Company is making the Animas Takeover Bid based on its understanding of the business, assets, properties, financial condition and prospects of Animas as understood by the Company and as set forth in the Animas Public Disclosure Record (as defined in the Takeover Bid Circular). If the Animas Public Disclosure Record is not true and correct as a result of a material misstatement or omission, then the Company believes that it is reasonable and necessary that the Company have the ability not to proceed with the acquisition as it could be in a position where the business, assets, properties, financial condition and prospects of Animas had changed such that the Company would no longer want to proceed with the acquisition on the basis set forth in the Animas Takeover Bid. The Company further submits that its discretion on these matters is reasonable as it is not practicable to try to anticipate the nature of any potential misstatements or omissions that would be material to Animas and adverse to the Company and to then list the misstatements or omissions that would give rise to the ability of the Company not to proceed with the offer. Again, the Company submits that this condition is not an indication of an illusory offer, but a legitimate commercial protection that is reasonable and necessary for the Company to ensure that it secures the acquisition bargained for should the Animas Takeover Bid be accepted.

(d)

The Company further submits that the Animas Takeover Bid is appropriately and adequately regulated by Canadian securities laws. First, Canadian securities laws do not prohibit conditions to the completion of a takeover bid in the nature of the conditions set forth in (l) and (o) of Item 4 - Conditions to the Offer in the Takeover Bid Circular. In fact, such conditions are common and customary under takeover bids governed by Canadian securities laws, as evidenced by a number of issuer takeover bid circulars filed by Canadian public companies with the Commission on Schedule 14D-1F. For example, we refer to the Schedule 14D-1F filed by Brookfield Renewable Energy Partners L.P. in connection with its offer for common shares of Western Wind Energy Corp (Commission File No. 000- 50488). Second, the Company is prohibited under Canadian securities laws from arbitrarily or capriciously using these conditions in order to avoid completion of a takeover bid. Specifically, Staff Notice 62-305 issued by Canadian Securities Administrators ("CSA Notice 62-305") states as follows:

January 15, 2014 Page 5

“In CSA staff’s view, the offeror’s conditions to a formal take-over bid should be bona fide, and should be interpreted in good faith and on a reasonable basis. If they are not, staff may take the position that reliance on a condition undermines the statutory requirement that shares be taken up under an offer where the terms and conditions have been satisfied. Where the failure of a condition is being relied upon to vary a bid or where a condition is expressed such that the offeror has sole judgment or discretion as to whether the condition has been satisfied, staff may intervene where necessary to ensure that such judgment or discretion is exercised in a reasonable manner. This is irrespective of whether it is stated in the bid circular that the offeror has sole discretion as to whether conditions are satisfied. In CSA staff’s view, an offeror reserving “sole discretion” with respect to a condition should act honestly, in good faith and on reasonable grounds such that the exercise of such discretion is not capricious or arbitrary.”

Third, as noted in CSA Notice 62-305, Canadian securities regulators are empowered to and will take action to intervene in a takeover bid where necessary to ensure that such judgment is exercised in a reasonable manner.

Accordingly, should the Company evaluate whether to rely on these conditions to the offer in order to determine not proceed with the Animas Takeover Bid, it must exercise its discretion and judgement in a fair and reasonable manner acting in good faith. Should it fail to act in a reasonable manner or in good faith, then its determination not to proceed with the offer would be subject to intervention by Canadian securities regulators. Again, the requirement that the Company not act in an arbitrary or capricious manner is indicative that the Animas Takeover Bid is not illusory and is not of the nature of a transaction that would be prohibited under Section 14(e) of the Exchange Act.

            Based on the above submissions, the Company respectively submits that the concerns raised by the Commission are in fact addressed under Canadian securities laws and accordingly proposes not to amend the terms of the Takeover Bid Circular pending Staff’s consideration of its submissions.

4.

Refer to the penultimate paragraph in this section, on page 15 of the Offer to Purchase. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraph we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by your own action or inaction. Please revise this language to comply with our position.

January 15, 2014 Page 6

Company Response:

            In response to Staff’s comment, the Company further submits that the statements on page 15 following the enumerated conditions to the Animas Takeover Bid are both reasonable and customary under Canadian securities law and practice. The conditions of the Animas Takeover Bid are listed in paragraphs (a) through (o) of Item 4 – Conditions to the Offer. The paragraph following these conditions is included to clarify that (i) the conditions are for the benefit of the Company, and (ii) the Company is entitled to assert these conditions irrespective of how they arose. The Company submits that the paragraph is not intended to give the Company the right to terminate the Animas Takeover Bid by undertaking an action, or failure to undertake an action, that would result in a condition not being satisfied. Rather, the paragraph is meant to clarify that it if a condition precedent is not satisfied, the Company has a right not to proceed irrespective of whether the facts or circumstances that resulted in the condition not being satisfied are or may be attributable to any action or in action of the Company. Again, the Company submits that it is obligated under Canadian securities laws, as confirmed in CSA Notice 62-305, to act reasonably and in good faith in determining whether conditions to the bid have been satisfied. By extension, it is prohibited from taking any action or refrain from taking action in order to frustrate its own bid by causing facts and circumstances to exist that would result in a condition not being satisfied. This is conclusion is consistent with the following paragraph of CSA Notice 62-305 that demonstrates the principal under the Canadian takeover bid regime that an offeror in a takeover bid cannot undertake action to frustrate or manipulate its own bid:

“A negative variation should not be used to avoid the obligation on the offeror to have funds available to pay the consideration offered under a bid. For example, it would be a contravention of the Bid Regime to commence a bid at a specific price, but arrange financing at a lower price with the intention that the bid price will ultimately be reduced. In examining negative variations, staff may request documentation evidencing that funds were available to pay the initially offered consideration at the time the offer was made.”

The Company again submits that:

(a)	the use of such provisions regarding assertions that the conditions to the offer in a takeover bid have not been satisfied are customary and are not prohibited by Canadian securities laws,

(b)	the Company must again act reasonably and in good faith in determining whether conditions to the offer have been satisfied, as noted in CSA Notice 62-305, and

(c)	its failure to comply with requirements under Canadian securities laws would render its determination subject to intervention by Canadian securities regulators.

            Based on the above submissions, the Company respectively submits that the concerns raised by the Commission are in fact addressed under Canadian securities laws and accordingly proposes not to amend the terms of the Takeover Bid Circular pending Staff’s consideration of its submissions.

January 15, 2014 Page 7

5.

In the same paragraph, the bidder explains that the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the bidder decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

Company Response:

            In response to Staff’s comment, the Company advises that, under Canadian securities laws, a waiver of a condition to the completion of a takeover bid is not a variation of the terms of a takeover bid that triggers the obligation to send a “notice of variation” to the shareholders of Animas or to extend the term of the Animas Takeover Bid to ensure that it is open for a prescribed minimum period of time following delivery of the notice of variation.

            The Animas Takeover Bid has been made under Canadian securities laws, in particular Canadian Multilateral Instrument 62-104 (with respect to shareholders in Canadian provinces other than Ontario) and the Ontario Securities Act (with respect to shareholders in Ontario), which govern variations in the terms of takeover bids. Specifically, Section 2.12 of MI 62-104 and Section 94.4 of the Ontario Securities Act both require that an offeror that varies the terms of a takeover bid must (i) issue and file a news release, (ii) send a notice of variation to the shareholders of the target company, and (iii) extend the term of the takeover bid such that it does not expire for a minimum of 10 days after the date of the variation. Section 2.12 of MI 62-104 and Section 94.4 of the Ontario Securities Act both expressly state that the obligations to send a notice of variation to the shareholders of the target and extend the term of the takeover bid do not apply to a waiver of a condition to the completion of the takeover bid. The obligation imposed on the offeror to issue and file a news release with respect to the waiver is however retained.

            Accordingly, should the Company determine to waive a condition to the completion of the Animas Takeover Bid and proceed with the completion of the Animas Takeover Bid notwithstanding the failure of the satisfaction of the condition, it would not be required under Canadian securities laws to mail any notice of variation to the shareholders of Animas or extend the terms of the Animas Takeover Bid such that the Animas Takeover Bid remained open for a period of 10 days following the notice of variation. It would however have the obligation to issue and file a news release announcing the waiver of the condition.

            The Company further submits that the Animas Takeover Bid is not subject to Sections 14d(1) though 14(d)(7) of the Exchange Act, Schedule 14D and Rule 14e-1 of the Exchange Act by virtue of its completion of the takeover bid in reliance of Rule 14d-1(b) of the Exchange Act under the MJDS. Accordingly, any obligations imposed by the Company to provide notification to the shareholders of Animas of a variation of the Animas Takeover Bid and to extend the bid to ensure that it is open for a minimum of period of time following the notice of variation are properly governed by Canadian securities laws, and not by the Exchange Act, in this instance.

            Based on the above submissions, the Company respectfully proposes not to amend the terms of the Takeover Bid Circular pending Staff’s consideration of its submissions.

January 15, 2014 Page 8

6.

The bidder explains the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time. This statement appears to be inconsistent with the statement in the opening paragraph in this section that indicates offer conditions will be satisfied or waived at or prior to offer expiration. We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Company Response:

            In response to Staff’s comment, the Company advises that the statement in the Takeover Bid Circular that the offer conditions shall be deemed to be an ongoing right that may be asserted at any time and from time to time by the Company should be viewed in the context of the complete disclosure in Item 4 – Conditions to the Offer which make it clear that this right would be applicable during the currency of the Aminas Takeover Bid up until its termination. The Company notes that the introductory paragraph to Item states that the Company has the right to withdraw or terminate the Animas Takeover Bid “unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time”. The term “Expiry Time” is further defined as the date and time on which the Animas Takeover Bid is open for acceptance. The Company respectively submits that the reasonable interpretation is that the ongoing rights will expire with the expiry or termination of the Animas Takeover Bid and that no amendment to the Takeover Bid Circular is required. Specifically, it would be unreasonable for a reader to conclude that the these rights could be asserted after expiry of the Animas Takeover Bid as there would be no basis or reason for the operation of these provisions at this time.

            Based on the above submissions, the Company respectfully proposes not to amend the terms of the Takeover Bid Circular pending Staff’s consideration of its submission.

Commission Comment:

7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidder is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the bidder acknowledging that:

•	the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

January 15, 2014 Page 9

•	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

            We confirm, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-7410 of our offices at any time.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor*

MHT/mly
* Law Corporation

cc:	Marlin Gold Mining Ltd.
Blakes, Cassels & Graydon LLP